Exhibit 99.2

Oasmia Pharmaceutical to Present at Source Capital Group's

2016 Disruptive Growth & Healthcare Conference and BIO CEO & Investor Conference in New York

New York, February 4, 2016 -- Oasmia Pharmaceutical AB (OASM), a developer of a new generation of drugs within human and veterinary oncology, today announced that the company has been invited to present at Source Capital Group's 2016 Disruptive Growth & Healthcare Conference and the BIO CEO & Investor Conference.  Both events will be held in New York City during the second week of February.

Conference Details are as Follows:

Conference: BIO CEO & Investor Conference

Date: Tuesday, Feb. 9, 2016

Time: 1:30 p.m. EST

Location: The Waldorf Astoria New York

Conference: Source Capital Group's 2016 Disruptive Growth & Healthcare Conference

Date: Wednesday, Feb. 10, 2016

Time: 4:30 p.m. EST

Location: Convene Conference Center at 730 Third Avenue in New York City

During the presentations, Mr. Julian Aleksov, Executive Chairman of Oasmia will provide an update on Oasmia’s new generations of drugs in the field of human and veterinary oncology.

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ USA (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

 “Oasmia is required under the Financial Instruments Trading Act to make the information in this press release public. The information was submitted for publication at 08.30, CET on February 4, 2016.”